Filed by Liberty Media Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to

Rule 14a-12 of the Securities Exchange Act of 1934.

Subject Company: Liberty Media Corporation

Commission File No.: 001-33982

Subject Company: Liberty Entertainment, Inc.

Commission File No.: 333-158795

Excerpt from the Transcript of the

Liberty Media Corporation

Annual Meeting of Stockholders

Held on June 25, 2009

Greg Maffei - Liberty Media Corp. - President and CEO

As was noted, we’ve announced we’re going to make a hard split-off of Liberty Entertainment, or the bulk of it, and we expect that sometime this fall, we will have Liberty Entertainment merging with LEI, which holds our shares in DIRECTV merging into new DIRECTV, and we’ll be left with three tracking stocks, the ones exist today, Liberty Capital, Liberty Interactive and a new tracking stock, Liberty Starz, the primary asset of which will be Starz. And it will also hold our interest in WildBlue and our gains entity, PicksPal.

So, of — over the last year since we met with you, I think we’ve been busy. We increased our ownership in DIRECTV from about 41% to initially about 48% through our purchase and then subsequently through a share repurchase by DIRECTV up to about 54%. We’ve had good operating performance at DIRECTV, really done quite well on almost all metrics, reduced churn, increased ARPU, particularly last year, a little slower this year in the economic environment, enormous growth in net adds, additional subscribers, growing much faster than the competition both DISH, our satellite competition and the cable competition.

We’ve had very good performance at Starz Entertainment. We’ve grown EBITDA there over the last few years from $175 million to $264 million to $302 million last year, and I think we expect we’ll have 15% plus growth this year. So, in a arguably difficult economic environment still for many entertainment companies, that’s performing very well.

We increased our ownership at GSN from — through a complicated series of transaction with our partner, Sony, from 50% to 65%, and we’ve placed FUN Technologies under that GSN and really integrated the online casual game effort at FUN Technologies with GSN.

As was mentioned, we expect to complete the LEI split-off, which is the split-off of the DIRECTV shares and the merger with DIRECTV by year-end. I would hope optimistically we would do it towards the beginning of Q4. But we’ll see. We are — there are forces, including government approvals that are outside our control, and we’ll see how that plays.

QUESTION AND ANSWER

Unidentified Audience Member

This expectation that Liberty Starz is more or less that you’ll be content to play a small ball for a while, but you’ve made the point at investor conferences that you could see a major studio get shaken loose sometime soon. I assume it would be most likely be Sony Pictures.

When you go through the process in terms of where you really want to go with Liberty Starz, are you looking at almost building integrated studio operation as a possibility? Or, how do you really what’s going on? And what are the — sort of the — what’s the decision tree in terms of what you want to do strategically? I know you’re doing some things at Overture with Chris McGurk that are pretty interesting, if you could elaborate a little bit more on that as well?

Greg Maffei - Liberty Media Corp. - President and CEO

Well, I think, as I noted, Starz has had great success over the last few years growing its earnings. That question I think we all ask ourselves is how do we sustain that growth for the long term. Part of our efforts at Starz Media have been around trying to impart, because we had some IDT stock and we traded out of that and we wanted out of the IDT stock and we ended up with some of those assets in part because of that. But in part also because we were looking at how to differentiate Starz forward, we added a DVD distribution company and began some more of our own content creation.

Some of the questions I think we have are how much of the content creation we’re going to do versus purchase content, whether it’ll be more movies or more series, and we’ve begun to do some series as well. There’s been good acclaim for some of the series that Starz has launched. Crash had its first season to moderate success. I think its second season looks better.

Party Down and Head Case, two comedy series that we have, particularly Party Down, have gotten some traction, and we’re going to be coming with a new one in 2010 called Spartacus in the style of the 300, which we think would be interesting. Content creation is not an easy business, but the potential upside is good. As far as whether we would look at a movie studio or whether we’d like at a film library, those businesses have been enduring but not necessarily been high return on invested capital businesses.

So, I think we’re cautious. At some price, we’d certainly look, and there certainly are synergies that we could imagine how having a — particularly a studio library would help drive some of our DVD sales. The world has come to the case that if you don’t have big product, tent pole product or big library to push through, it’s harder to drive your whole library.

On the other hand, Starz Media, and particularly the Anchor Bay asset, is a relatively small asset, so you wouldn’t probably buy a large studio just to drive that relatively small asset. So, I think those are all things we’re weighing. We’d certainly look. There’s rumors — Sony, MGM, Paramount, particularly MGM, are all rumored to be coming up in the next matured period, and we’ll look.

John Malone - Liberty Media Corp. - Chairman

Yes. I mean, if you look at the spin-off of the DIRECT Holdings, the way we’ve structured it, our shareholders are actually being paid a material premium. It’s debatable how big, but we think roughly 5% in shares, to spin off to our shareholders and roll into DIRECTV. So, we’re getting paid a material premium. That’s probably in the $200 million to $500 million tax free to our shareholders in undervalued DIRECTV shares. We think that that was compelling to the Board to look at delivering that asset.

It does shrink for the Company. There’s no question. I mean, we’re essentially spinning out an asset value today of roughly $12 billion or $13 billion, so that’s a very big shrink of the capital base. But because of the efficiency of the delivery of that economic value to our shareholders, we really were compelled to go down that road. From here on, we have to be judicious about how much more shrink we can support versus the ability to create new high-return assets. And I think that’s basically the story.

Unidentified Audience Member

Can you talk to the honing of the Liberty Starz? You mentioned the home Starz strategy. And one thing, when you look at LEI, why were — well, why was the choice made to take WildBlue and FUN Technologies?

John Malone - Liberty Media Corp. - Chairman

Yes. We could say something about why it ended up the way it ended up. One reason was that we needed to retain asset value in the Liberty complex because of the leverage in the Liberty complex. So, we couldn’t go ahead and make Liberty Entertainment everything and Liberty Entertainment. We had to retain cash and economic value of Starz in order to reassure the bondholders in Liberty that their interests were also being protected.

Second of all, the reason why WildBlue, it specifically did not go into the DIRECTV roll-up is that WildBlue is distributed by both DIRECTV and EchoStar and AT&T and Verizon, and therefore to put it entirely into DIRECTV would probably create a conflict in terms of its partners. And third of all, Liberty Capital continues to have the largest investment in WildBlue through its debt position in WildBlue, and so really, most of the iceberg of WildBlue is still in Liberty Capital, even though a little bit of the part showing above the service is over in Liberty Entertainment.

And then finally, I believe the issue about valuations, we really couldn’t get enthusiasm at DIRECTV for putting a high enough valuation on Starz at the time to justify moving that asset over. So, we feel very comfortable with the balance that we’ve struck here. And obviously, the strong financial performance of Starz Entertainment in the last two years, I think justifies our confidence that it’s an asset that one would not want to value at a low end of the curve at a low point in history. So, that’s how we ended up the way we ended up.

Unidentified Audience Member

Sorry, can you follow up on the 615 cash —

John Malone - Liberty Media Corp. - Chairman

Sure.

Unidentified Audience Member

— that you have there and what you’re thinking of doing with it?

John Malone - Liberty Media Corp. - Chairman

Well, right at the moment, 250 of it has been loaned over for the recapitalization of the QVC. It’s the shortest time. I think a two-year credit facility, essentially a bridge loan. And we anticipate that that will get repaid well within the two-year timeframe by Liberty Interactive probably through the sell-down of investment assets. That’s — other than that, the stub of — we’re calling at Starz —

Greg Maffei - Liberty Media Corp. - President and CEO

Liberty Starz.

John Malone - Liberty Media Corp. - Chairman

Liberty Starz, I think, Liberty Starz is going to be in very strong financial shape. It’ll have cash in an unlevered Starz. And how we choose to build that asset I think is a good opportunity for the company.

Greg Maffei - Liberty Media Corp. - President and CEO

So, I’d maybe just add one point, which is Starz Media still remains over in Liberty Capital because it’s going in a different mode and then it doesn’t have that investment side. One of the challenges of having an asset like Starz Media is the cash flows are variable. As you spend a lot of money on P&A, as you spend a lot of money on production, it may be a very different cycle on terms of reported earnings. It doesn’t have the nice stream that Liberty Entertainment has — over the channel rather — Starz channels have.

One of the things we might think about over time is that it gets more stable is transferring that asset, Starz Media, into the Starz channels and putting it Liberty Starz if we can get some confidence in that volatility and where that strategy is going, and that could be use of cash. Other uses of cash could be more investment in content, in other kinds of content and entities. And lastly, to the degree that this entity trades at a price — below what we think fair value is, we’re going to have a lot of cash available to do share repurchase if that’s what we find attractive.

John Malone - Liberty Media Corp. - Chairman

One of the other things that I think we need to reiterate from time to time is that Liberty’s structure, because of its heritage, is very complex from a tax perspective. We have a lot of embedded gain. We have a lot of deferred capital loss. We have certain assets that have inherited a high tax rate, and the management of that whole tax side of the equation is a very important ingredient in the financial management of the company.

And it’s very difficult to explain sometimes why these structures take the forms that they do. They almost always are tax-driven, and that’s just all I really want to say on the subject. But it does — it does add a very substantial element of complexity, but it also represents the preservation of substantial shareholder wealth to do it the way we do it.

***

The foregoing transcript includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about business strategies, market potential and other matters that are not historical facts.  These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the completion of the proposed split-off of a majority of the businesses of the Liberty Entertainment group and the proposed related business combination with The DIRECTV Group, Inc. (DIRECTV). These forward looking statements speak only as of the date of the meeting, and Liberty Media Corporation (Liberty) expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty and DIRECTV, including each’s most recent Form 10-K and Form 10-Q for additional information about the risks and uncertainties related to Liberty’s and DIRECTV’s businesses which may affect the statements made in this transcript.

Additional Information

Nothing in this presentation shall constitute a solicitation to buy or an offer to sell shares of Liberty Entertainment, Inc. (LEI), the new DIRECTV or any of the Liberty tracking stocks.  The offer and sale of shares in the proposed split-off and the proposed related business combination with DIRECTV will only be made pursuant to one or more effective registration statements. Liberty stockholders and other investors are urged to read the registration statements filed with the SEC (and any amendments thereto), including the proxy statement/prospectuses contained therein, because they contain important information about these transactions.  A copy of the registration statements and the proxy statement/prospectuses are available free of charge at the SEC’s website (http://www.sec.gov). Copies of Liberty’s filings together with the materials incorporated by reference therein can also be obtained, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5408 and copies of new DIRECTV’s filing together with the materials incorporated by reference therein can also be obtained, without charge, by directing a request to The DIRECTV Group, Inc., 2230 E. Imperial Highway, El Segundo, CA 90245, Attn: Investor Relations, Telephone (310) 964-0808.

Participants in a Solicitation

The directors and executive officers of Liberty and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the transactions. Information regarding the directors and executive officers of each of Liberty, LEI and the new DIRECTV and other participants in the proxy solicitation and a description of their respective direct and indirect interests, by security holdings or otherwise are available in the proxy materials filed with the SEC.